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                                                                      EXHIBIT 12

                     HMH PROPERTIES, INC. AND SUBSIDIARIES
               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                      (IN MILLIONS, EXCEPT RATIO AMOUNTS)
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

                                                    1997   1996    1995   1994     1993
                                                   ------  -----  ------  -----   ------

Income from operations before income taxes.......  $  78   $  54   $  43  $  50   $  23
 Add (deduct):
 Fixed charges...................................    137     110      81     69      67
  Capitalized interest...........................     --      (1)     (2)    (1)     (5)
  Amortization of capitalized interest...........      1       2       1      2       3
  Net gains (losses) related to certain 50% or less
  owned affiliate..                                    1      (1)     --     (1)     --
                                                   -----   -----   -----  -----   -----
  Adjusted earnings..............................  $ 217   $ 164   $ 123  $ 119   $  88
                                                   -----   -----   -----  -----   -----
Fixed charges:
  Interest on indebtedness and amortization of
    deferred financing costs.                      $ 128   $ 101   $  77  $  65   $  65
  Portion of rents representative of the
    interest factor..............................      9       9       4      4       2
                                                   -----   -----   -----  -----   -----
           Total fixed charges...................  $ 137   $ 110   $  81  $  69   $  67
                                                   =====   =====   =====  =====   =====
  Ratio of earnings to fixed charges.............   1.58    1.49    1.52   1.72    1.31
                                                   =====   =====   =====  =====   =====

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